



EXECUTE EXECUTES FÜHRT AUS

INVESTIT INVESTS INVESTIERT

INNOVE INNOVATES ERNEUERT

ARROW ELECTRONICS, INC.
2001 ANNUAL REPORT

ARROW GLOBAL NETWORK









**ARROW AMERICAS**

Argentina
Brazil
Canada
Mexico
U.S.A.

**Employees** 7,700
**Sales locations** 86
**Distribution centers** 7

Austria
Belgium
Czech Republic
Denmark
England
Estonia
Finland
France
Germany
Greece
Hungary
Ireland
Israel
Italy
Netherlands
Norway
Poland
Portugal
Slovenia
South Africa
Spain
Sweden
Switzerland
Turkey

**Employees** 3,900
**Sales locations** 80
**Distribution centers** 9

**ARROW ASIA/PACIFIC**

**Countries/Territories**

Australia
China
Hong Kong
India
Malaysia
New Zealand
Philippines
Singapore
South Korea
Taiwan
Thailand

**Employees** 850
**Sales locations** 36
**Distribution centers** 7

# CENTERED ON TODAY AND TOMORROW

Arrow Electronics is the preeminent provider of products and services to the global electronics industry. With 202 sales locations and 23 distribution centers in 40 countries and territories, Arrow is much more than a supplier of parts and products. Design services, materials planning, inventory management, programming and assembly services, and a comprehensive suite of online supply chain tools highlight the range of our services. Our unwavering mission is to represent our chosen suppliers by assisting our customers in the design, manufacture, and use of electronic products from concept through production—globally and profitably.

During 2001, in the face of the most sudden and severe downturn in the industry's history, Arrow responded to changing market conditions by reducing our expense structure by more than $100 million annually and our inventory by more than $1.5 billion. At the same time, we continued to invest in the capabilities and the capacity to pursue tomorrow's opportunities. Arrow leaves 2001 with a stronger balance sheet, expanded services, and poised for tomorrow's growth in the use of the electronic products and solutions we have come to depend upon in our daily lives.



*(In thousands except per share data)*

| For the year | | | |
|---|---|---|---|
| Sales | $10,127,604 | $12,959,250 | $9,312,625 |
| Operating income | 156,603 | 784,107 | 338,661 |
| Net income (loss) | (73,826) | 357,931 | 124,153 |
| Earnings (loss) per share | | | |
| Basic | (.75) | 3.70 | 1.31 |
| Diluted | (.75) | 3.62 | 1.29 |
| **At year-end** | | | |
| Total assets | $5,358,984 | $7,604,541 | $4,483,255 |
| Shareholders' equity | 1,766,461 | 1,913,748 | 1,550,529 |
| Common shares outstanding | 99,858 | 98,411 | 95,945 |

* *Includes restructuring costs and other special charges and an integration charge associated with the acquisition of Wyle Electronics and Wyle Systems. Excluding these charges, operating income, net income, and earnings per share on a basic and diluted basis would have been $340.6 million, $77 million, $.78, and $.77, respectively.*

** *Includes a special charge associated with the acquisition and integration of Richey Electronics, Inc. and the electronics distribution group of Bell Industries, Inc. Excluding this charge, operating income, net income, and earnings per share on a basic and diluted basis would have been $363.2 million, $140.6 million, $1.48, and $1.46, respectively.*

**WE GENERATED SIGNIFICANT CASH AND FINISHED THE YEAR WITH A STRONGER BALANCE SHEET AND WITH MORE RESOURCES TO INVEST IN OUR BUSINESS.**

The year 2001 saw an abrupt end to the industry upturn that had fueled much of our growth in 2000. Early in the year, it became clear that a dramatic fall-off in demand combined with the build-up of inventory by our customers and suppliers would cause a severe downturn in the electronic components sector. While networking and telecommunications segments saw the steepest decline, sales and production weakened across most segments as our customers were challenged by the worst market in the industry's forty-year history.

As a result of these factors, Arrow Electronics posted $10.1 billion in sales, compared to $13 billion in 2000, a decrease of 22 percent. Only the acquisitions of Wyle Electronics and the MOCA division of Merisel toward the end of 2000 prevented our results from declining further. Net earnings were $77 million and earnings per share were $.77 on a diluted basis, excluding the special charges associated with the acquisition and integration of Wyle Electronics and the organization changes we undertook to resize our business for the depressed market conditions. Including the charges, net loss and loss per share for 2001 were $73.8 million and $.75, respectively.

While it is the nature of our business that when sales decline, our working capital utilization and cash flow improve, Arrow generated close to $1.7 billion in cash through a focused effort to reduce operating expenses and inventory. Most of this cash generation can be attributed to our inventory performance. We began the year with nearly $3 billion in inventory, and, at year-end, our inventory was $1.4 billion, a more than 50 percent reduction. Particularly noteworthy is that we brought down our inventory by a greater percentage than the decline in sales.

### Managing and Investing for Today and Tomorrow

The inherently cyclical nature of our business demands that we manage change and respond to the challenges created by an upturn, downturn, or transition to the next cycle. In strong markets, we invest in inventory and receivables to support our customers' increasing demands for products and services. In this up part of the cycle, our focus is on maximizing profitable growth. In the down part of the cycle, we must tightly control expenses and focus on cash generation. In either part of the cycle, or in transition to the next cycle, we must remain financially and operationally disciplined.

In 2001, our employees around the globe supported our efforts to reduce our operating expenses, to maintain our margins, and to increase our profitable revenue. Through our cost containment programs, we reduced our operating expense structure by more than $100 million per annum. We gave our sales teams new tools to demonstrate to customers the value we add and the cost of that value. Where we could not generate profitable business for Arrow, we made the difficult decision to withdraw from certain customer and supplier engagements. All of these efforts made it possible for us to generate significant cash and to finish the year with a stronger balance sheet and with more resources to invest in our business.

Ultimately, our strength lies in adapting to changes in the market and in preparing for those changes. In 2001, we did not sacrifice tomorrow's growth for today's profits. We know that we must be prepared for the inevitable, increased demand for our products and services. Therefore, we continued to make strategic and selective investments in people, in improved processes and systems, and in infrastructure to expand the services we offer our more than 175,000 customers. These investments spanned the globe–from Japan, where we increased our ownership position in Marubun, our partner in the joint venture that serves Japanese customers with manufacturing facilities in the North American and Asia/Pacific regions–to Europe, where we added six new locations to extend our local sales and marketing presence–to North America, where we opened a new 430,000-square-foot distribution and programming center in Reno, Nevada.

### Finding New Ways to Create Value

One of the strengths of the electronics distribution industry in general, and of Arrow in particular, has been our willingness to adapt our business models and our services to match the changing needs of customers. While some observers of our industry were concerned that the emergence of contract electronics manufacturers in the early 1990s would be detrimental to distribution, Arrow saw this as an opportunity to serve a fast-growing segment. To do so, we created a dedicated and tailored business model



that included only those services that contract manufacturers would value and for which they would pay. We created systems that made it possible for us to support the design activity at an original equipment manufacturer (OEM) in North America and to follow that product through to the OEM's remote plant or contract manufacturer in China. As consolidation and globalization in the industry increased, our worldwide presence and economies of scale positioned us well to meet their requirements.

As you may recall from previous years, we responded to the growing excitement about and interest in the Internet by making investments in our internal capabilities to provide web-based, real-time access to the Arrow system for information, ordering, and materials planning. In part, we wanted to ensure that we were positioned to defend our business from Internet providers who claimed that they could offer the same services as distributors, and thereby displace distribution. We were successful in defending ourselves from the dot-coms, who turned out to be little more than a collection of servers and software and who were unable to add value or to satisfy the demanding requirements of serving the world's leading electronic equipment manufacturers.

Moreover, we capitalized on the opportunities that the Internet created for us to offer additional information services and to expand our presence in our customers' supply chain, from the moment the product is conceived to the moment the component is installed on the circuit board. The technology, the tools, and the experience gained from our Internet Business Group have strengthened our core service offering and created new value for our customers. In 2001, we launched a suite of Internet design and supply chain services, including Arrow Risk Manager, Arrow Alert, and Arrow Collaborator. These interactive and real-time resources prevent costly design delays, provide immediate notification of changes to components, pipeline product for manufacturing, and measure and evaluate the accuracy of customer forecasting to improve materials planning. We believe that these tools provide significant, additional value to our customers, and we have been charging for them separately.

Our ability to take risks, to invest in inventories–not just software, to tailor our service models to specific customer segments, and to share our broad and deep understanding of the technology and the market make us an increasingly critical link in our customers' supply chain.

Our People Are the Constant

When I first arrived at Arrow, I was immediately struck by the commitment, the energy, and the talent of Arrow's employees. At the time, we were in the process of changing how our North American businesses were aligned to serve customers. In just one holiday weekend we accomplished our realignment, launching new customer-focused selling groups, moving dozens of locations, and completing a complex systems conversion with no interruption of service to our customers and suppliers. This performance has been repeated many times during acquisitions, organization realignments, and in the daily delivery of our services to more than 175,000 customers and 600 suppliers worldwide.

The suddenness and the severity of the downturn forced us to resize our business. This required us to make some tough decisions, including the elimination of more than 1,700 positions worldwide. At the same time, our remaining employees made many personal sacrifices, supporting our efforts to maintain profitability. They worked longer hours with fewer resources and with fewer rewards. Our ability to enter 2002 with a strong balance sheet, new services for our customers, and ready for the inevitable upturn is the result of their dedication, their commitment and their spirit, for which I am profoundly grateful.

Francis M. Scricco

Francis M. Scricco
President and Chief Executive Officer

## ARROW: A CLOSER LOOK

A closer look into the world of Arrow Electronics reveals the thousands of transactions that our employees execute each day, our investments in expanding our capabilities, and the innovative services that support more than 175,000 customers and 600 suppliers around the world.

Supporting our customers from product conception to delivery of components for manufacturing requires attention to detail and focused execution. Our design engineers must keep pace with the latest innovations in technology. Our materials planners analyze hundreds of data points to determine the right materials flow to each customer's production line. Our sales and marketing teams follow the customer's requirements, from the time the order is placed to the moment the product arrives. Our worldwide network of distribution centers ships 37 million units each day, with delivery scheduled for the precise moment the component is required by the customer for use in production. Executing on every detail is essential to delivering the products and services our customers and suppliers have come to expect.

Investing in our future capacity and capabilities has positioned Arrow to respond to rapid changes in the market and to meet increased demand for our products and services. Investments in infrastructure, processes, and the development of our people span the globe with the goal of strengthening our ability to support our customers anywhere in the world they choose to do business.

Creating more value for customers and suppliers means developing new services that extend beyond the traditional holding and delivering of inventory. From online component information services, to advanced materials planning tools, to our state-of-the-art enterprise storage configuration and test labs, Arrow offers support at each major point in the customer's product development and manufacturing cycles. Arrow innovations always begin with our customers and the increased demands they face to bring new products to market quickly and profitably.

The following pages take a closer look at how we execute, invest, and innovate to make Arrow Electronics the preeminent provider of products and services to the global electronics industry.




PlanetArrow







CELESTICA
Partners in Performance
Arrow Electronics, Inc.
2000

darwin fittest 50
2001 WINNER

CIO
The CIO 100
HONOREE 2001

INFORMATIONWEEK 500



## ARROW EXECUTES

Each day, thousands of Arrow employees in 40 countries and territories handle more than 30,000 customer transactions, program close to 250,000 devices, ship more than 37 million units, and execute on the thousands of details of delivering the services our customers and suppliers expect. Arrow's ability to execute has made it possible for us to acquire and to quickly integrate companies, to respond rapidly to changes in the market, and to adapt our business models to meet the changing needs of our customers.

Executing on the details extends to every aspect of our business. During 2001, Arrow employees transferred the entire contents of a primary distribution center to a new facility in Reno, Nevada, moving more than 85,000 part bins containing close to 43 million parts in a matter of days, with no interruption in service. In the late fall, Arrow North American Computer Products completed the conversion of MOCA (Mid-Range Open Computing Alliance) to the Arrow system, with employee taskforces working around the clock to create new system programs and to guarantee a seamless transition. Following the successful integration in the Nordic region of Jakob Hatteland Electronics and our components business, Arrow Nordic Components launched two new selling groups: Arrow Hatteland, focused on expanding our services to emerging and medium-sized OEMs, and Arrow MMD, providing specialized semiconductor engineering and technical support to customers who develop high-end applications.

Arrow's ability to execute in 2001 led to recognition from such notable sources as *Fortune* magazine, which once again included Arrow on its annual list of most admired companies; *Darwin Magazine*, which recognized Arrow as a "Fittest 50" company; and *InformationWeek*, which ranked Arrow sixth in the use and implementation of technology to drive business initiatives.

Our success in generating significant cash and in reducing our inventory was not the result of one single initiative. It was the result of the more than 12,000 Arrow employees who execute the daily details of our strategy and who seek every opportunity to improve our service to our customers and suppliers and our return to our shareholders.

**Net Cash from Operations**
*(In millions)*


$1,678
$44
97
98
99
00
01
($14)
($33)
($336)

**2001 Cumulative Year to Date Net Cash from Operations**
*(In millions)*


$1,678
$1,204
$674
$93
Q1
Q2
Q3
Q4

**2001 Inventory Levels**
*(In millions)*


$2,973
$2,229
$1,403
JAN 1
JUN 30
DEC 31

Connectivity Dashboar

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# ARROW INVESTS

Today's investments fuel tomorrow's growth, and Arrow has traditionally invested in expanded capabilities to ensure our readiness to respond to greater demand for our products and services. Even in a difficult year like 2001, Arrow continued to make strategic investments in infrastructure, people, and systems with the goal of increasing our services across our suppliers' and customers' entire supply chains.

Expanding our physical capacity, Arrow opened a new 9,000-square-foot, full-service programming center in Penang, Malaysia to serve the growing demand for programmable devices in Asia. In the Americas, we relocated a major programming and distribution center to a new 430,000-square-foot facility in Reno, Nevada, nearly doubling our prior capacity, with additional space available for future expansion. In Europe, we further invested in our distribution center in the Netherlands to increase our support to customers with multiple sites in the region. We also opened six new European sales and marketing locations to extend our presence in local markets and to better serve customers in the languages, currencies, and customs in which they prefer to do business.

Beyond our investments in locations and logistics, we also made significant investments in our people to further develop the skills and capabilities needed to support our customers and suppliers. To respond to growing demand for design services in the earliest phases of product development, Arrow Asia/Pacific opened new engineering hubs across the Pacific Rim, staffed with experts specializing in key technologies and end markets. In the Americas, more than 3,000 salespeople participated in a training conference to broaden their financial, design, and materials planning knowledge and skills. We also continued our long-standing practice of transferring talented managers to fill positions in different countries to share best practices in services and programs for our customers and suppliers.

Efficient processes and systems make it possible for Arrow to respond rapidly to customers and suppliers and to manage the details of the business profitably. From new quoting systems, to customer and supplier interface tools, to connecting our employees worldwide on the Planet Arrow intranet system, we invested in new tools to enable our employees to provide the highest levels of service at the lowest cost. These investments extended beyond Arrow, as we continued to support the RosettaNet consortium, dedicated to implementing an industry-wide standard for online transactions.

Investing in our business is an investment in the future of our customers and our suppliers who have come to rely on Arrow Electronics for products, information, services, and logistics support.









# ARROW INNOVATES

Arrow innovations always begin with our customers–the challenges, the complexities, and the demands of the markets in which they do business. In 2001, we continued our tradition of creating value by unveiling new services to support our customers throughout their entire product development and production cycles.

The Arrow integrated suite of online supply chain management tools is one example of developing new services by finding the points in our customers' design and supply chain where information and software tools would speed time to market. Today, this suite includes Arrow Risk Manager, Arrow Alert, and Arrow Collaborator. Customers use these resources to manage the design and materials requirements of new products, from start to finish.



From the moment a product is conceived, design engineers research available technologies and identify the hundreds of components required. Until now, there was no single source for information about the performance and procurability of components. Subscribers to Arrow Risk Manager have immediate access to this data, reducing the risk inherent in designing products today for future production. Changes in technology and availability happen daily. As engineering and purchasing teams prepare for actual production, they can re-evaluate components for the most current information.

With more than 3,000 change notifications issued by suppliers each month, customers need to know which of their products or designs may be affected. Subscribers to Arrow Alert are instantly notified of changes, preventing costly re-work and delays.

Once manufacturing begins, Arrow Collaborator monitors forecasts against usage to uncover potential problems in the customer's supply chain. Customers receive real-time information for adjusting scheduled orders, ensuring that parts are delivered for immediate use in production.

Assisting our customers at every critical link in their design and supply chain continues to be the goal of every Arrow innovation.



**Worldwide Primary Distribution and Value-Added Centers**
*(In million sq. ft.)*


2.13
2.30
2.56
2.63
1998
1999
2000
2001

*(In thousands except per share data)*

| For the year | 2001[(a)] | 2000 | 1999[(b)] | 1998 | 1997[(c)] |
|---|---|---|---|---|---|
| Sales | $10,127,604 | $12,959,250 | $9,312,625 | $8,344,659 | $7,763,945 |
| Operating income | 156,603 | 784,107 | 338,661 | 352,504 | 374,721 |
| Net income (loss) | (73,826) | 357,931 | 124,153 | 145,828 | 163,656 |
| Earnings (loss) per share | | | | | |
| Basic | (.75) | 3.70 | 1.31 | 1.53 | 1.67 |
| Diluted | (.75) | 3.62 | 1.29 | 1.50 | 1.64 |
| **At year-end** | | | | | |
| Accounts receivable and inventories | $2,861,628 | $5,608,256 | $3,083,583 | $2,675,612 | $2,475,407 |
| Total assets | 5,358,984 | 7,604,541 | 4,483,255 | 3,839,871 | 3,537,873 |
| Long-term debt | 2,441,983 | 3,027,671 | 1,533,421 | 1,047,041 | 829,827 |
| Shareholders' equity | 1,766,461 | 1,913,748 | 1,550,529 | 1,487,319 | 1,360,758 |

*(a) Operating income and net loss include restructuring costs and other special charges of $227.6 million (of which $174.6 million is in operating income) and $145.1 million after taxes, respectively, and an integration charge associated with the acquisition of Wyle Electronics and Wyle Systems of $9.4 million and $5.7 million after taxes, respectively. Excluding these charges, operating income, net income, and earnings per share on a basic and diluted basis would have been $340.6 million, $77 million, $.78, and $.77, respectively.*

*(b) Operating and net income include a special charge of $24.6 million and $16.5 million after taxes, respectively, associated with the acquisition and integration of Richey Electronics, Inc. and the electronics distribution group of Bell Industries, Inc. Excluding this charge, operating income, net income, and earnings per share on a basic and diluted basis would have been $363.2 million, $140.6 million, $1.48, and $1.46, respectively.*

*(c) Operating and net income include special charges totaling $59.5 million and $40.4 million after taxes, respectively, associated with the realignment of the North American Components Operations and the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc. Excluding these charges, operating income, net income, and earnings per share on a basic and diluted basis would have been $434.2 million, $204.1 million, $2.08, and $2.05, respectively.*

For an understanding of the significant factors that influenced the company's performance during the past three years, the following discussion should be read in conjunction with the consolidated financial statements and other information appearing elsewhere in this annual report.

## Sales

In 2001, consolidated sales decreased by 22 percent from $13 billion in 2000 to $10.1 billion. This decline was principally due to a 28 percent decrease in sales of electronic components as a result of severely depressed demand at telecommunications and networking customers and the contract manufacturers that serve them, and lower demand in the company's core OEM business due to weakened general economic conditions. In addition, the company terminated a single customer engagement in the Asia/Pacific region during 2001 which resulted in a sales decline of approximately $193 million versus 2000. Sales of computer products decreased by 2 percent in 2001 when compared to 2000. In the fourth quarter of 2000, the business model for handling certain mid-range computer products was modified from a traditional distribution model to an agency model. The modification resulted in a reduction of more than $300 million in revenue in 2001 compared to 2000. In 2001, sales of low margin microprocessors (a product segment not considered a part of the company's core business) decreased by nearly $207 million. Lastly, the translation of the financial statements of the company's international operations into U.S. dollars resulted in reduced revenues of $118 million because of a strengthened U.S. dollar in 2001 when compared to 2000. Each of these factors was offset, in part, by the acquisitions that occurred in 2000.

Consolidated sales of $13 billion in 2000 were 39 percent higher than 1999 sales of $9.3 billion. This sales increase was driven by a 59 percent growth in the sales of electronic components and more than $850 million of sales from acquired companies offset, in part, by foreign exchange rate differences, fewer sales of low margin microprocessors, and market conditions for computer products. The translation of the financial statements of the company's international operations into U.S. dollars resulted in reduced revenues of $466 million when compared to 1999. Sales of computer products decreased by 2 percent in 2000 when compared to 1999. Excluding the impact of acquisitions and foreign exchange rate differences, sales increased by 34 percent over the prior year.

In 1999, consolidated sales increased to $9.3 billion from $8.3 billion in 1998. This 12 percent sales growth over 1998 was principally due to a 23 percent growth in the sales of electronic components and more than $885 million of sales from acquired companies offset, in part, by fewer sales of low margin microprocessors and foreign exchange rate differences. In 1999, sales of low margin microprocessors decreased by $257 million when compared to 1998. Excluding the impact of acquisitions, foreign exchange rate differences, and lower microprocessor sales, consolidated sales increased by 8 percent over the prior year and sales of electronic components increased by 10 percent. Sales of commercial computer products increased marginally over the 1998 level due principally to softening demand and lower average selling prices, offset by increasing unit shipments as a result of market conditions.

## Operating Income

The company's consolidated operating income decreased to $156.6 million in 2001 compared with $784.1 million in 2000. Included in operating income for 2001 are $174.6 million of pre-tax restructuring costs and other special charges described below and an integration charge of $9.4 million associated with the acquisition of Wyle Electronics and Wyle Systems (collectively, "Wyle"). Excluding these special charges, operating income for 2001 would have been $340.6 million. The decrease in operating income was due to the sudden and dramatic reduction in sales that began in the latter part of the first quarter, and accelerated thereafter, outpacing the speed at which the company was able to reduce expenses. Gross profit margins increased marginally as a result of a change in the mix of the business.

In mid-2001, the company took a number of significant steps, including a reduction in its worldwide workforce, salary freezes and furloughs, cutbacks in discretionary spending, deferral of non-strategic projects, consolidation of facilities, and other major cost containment and cost reduction actions, to mitigate, in part, the impact of significantly reduced revenues. As a result of these actions, the company recorded restructuring costs and other special charges totaling $227.6 million pre-tax (of which $97.5 million is included in cost of products sold, $77.1 million in operating expenses, and $53 million in loss on investments) and $145.1 million after taxes. In addition to costs associated with headcount reductions and the consolidation of various facilities, the special charges included provisions related to inventory valuation adjustments, adjustments to the book value of Internet investments, and the termination of certain customer engagements. Approximately $30 million of the charge is expected to be spent in cash. Of this amount, approximately $12.6 million was spent in 2001.

Operating income increased to $784.1 million in 2000 compared to $363.2 million in 1999, excluding the integration charge of $24.6 million associated with the acquisition and integration of Richey Electronics, Inc. ("Richey") and the electronics distribution group of Bell Industries, Inc. ("EDG"). This increase in operating income was a result of increased sales in the electronic components businesses around the world and increased gross profit margins, as well as the full year impact of cost savings resulting from the integration of Richey and EDG offset, in part, by lower sales of computer products and increased spending in the company's Internet business. Operating expenses as a percentage of sales were 9.6 percent, the lowest in the company's history.

In 1999, the company's consolidated operating income decreased to $338.7 million from $352.5 million in 1998, principally as a result of the integration charge of $24.6 million. Excluding this integration charge, operating income would have been $363.2 million. Operating income, excluding the integration charge, increased as a result of higher sales, improved gross profit margins in the electronic components operations in the latter part of 1999, and improved operating efficiencies resulting from the integration of Richey and EDG into the company offset, in part, by lower gross profit margins in the computer products operations, increased non-cash amortization expense associated with goodwill, investments made in systems and personnel to support anticipated increases in business activities.

Interest Expense

In 2001, interest expense increased to $211.7 million compared to $171.3 million in 2000. The increase in interest expense was the result of the full year impact of interest on $1.2 billion of additional borrowings incurred in 2000 to fund acquisitions offset, in part, by the generation of $1.7 billion in cash flow from operations in 2001. The cash generated from operations in 2001 was utilized to reduce debt by $1.1 billion and to increase cash on hand by $501 million.

Interest expense of $171.3 million in 2000 increased by $65 million from 1999 as a result of increases in borrowings to fund the company's acquisitions, working capital requirements, capital expenditures, and investments in Internet joint ventures.

In 1999, interest expense increased to $106.3 million from $81.1 million in 1998, reflecting both increases in borrowings to fund acquisitions and investments in working capital.

Income Taxes

In 2001, the company recorded an income tax benefit at an effective tax rate of 31.3 percent, compared with a provision for taxes at an effective tax rate of 40.7 percent in 2000. Excluding the impact of the aforementioned special charges, the effective tax rate would have been 40.7 percent for 2001.

The company recorded a provision for taxes at an effective tax rate of 40.7 percent in 2000 compared with 43 percent, excluding the integration charge, in 1999. The lower rate for 2000 was due to the company's significantly increased operating income, which lowered the negative effect of non-deductible goodwill amortization on the company's effective tax rate.

In 1999, the company recorded a provision for taxes at an effective tax rate of 43 percent, excluding the integration charge, compared with 42.2 percent in 1998. The increased rate for 1999 was due to the non-deductibility of goodwill amortization.

Net Income (Loss)

The company recorded a net loss of $73.8 million in 2001 compared with net income of $357.9 million in 2000. Excluding the aforementioned special charges, net income for 2001 would have been $77 million. The decrease in net income, excluding special charges, was due to lower gross profit, as a result of lower sales, and higher levels of interest expense.

Net income in 2000 was $357.9 million, an increase from $124.2 million in 1999 ($140.6 million excluding the integration charge). The increase in net income was a result of increased sales, improved gross profit margins, and continued expense control offset, in part, by higher levels of interest expense.

In 1999, the company's net income decreased to $124.2 million from $145.8 million in 1998. Excluding the integration charge, net income would have been $140.6 million. The decrease in net income, excluding the integration charge, was primarily attributable to an increase in interest expense offset, in part, by an increase in operating income and a decrease in minority interest.

Liquidity and Capital Resources

The company maintains a significant investment in accounts receivable and inventories. As a percentage of total assets, accounts receivable and inventories were approximately 53 percent and 74 percent in 2001 and 2000, respectively. At December 31, 2001, cash and short-term investments increased to $556.9 million from $55.5 million at December 31, 2000.

One of the characteristics of the company's business is that in periods of revenue growth, investments in accounts receivable and inventories grow, and the company's need for financing increases. In the periods in which revenue declines, investments in accounts receivable and inventories may also decrease, and cash is generated. During 2001, the company generated $1.7 billion in cash flow from operations resulting in a reduction in net debt from $3.5 billion to $1.9 billion.

At December 31, 2001, working capital, defined as accounts receivable and inventories net of payables, decreased by $1.8 billion, or 46 percent, compared with December 31, 2000, due to decreased sales and improved asset utilization.

The net amount of cash provided by operating activities in 2001 was $1.7 billion, principally reflecting lower working capital requirements. The net amount of cash used for investing activities was $107.1 million, including $64.3 million for various capital expenditures, $27.3 million for the acquisition of the remaining 10 percent interest in Scientific and Business Minicomputers, Inc. ("SBM") and $15.5 million for various investments. The net amount of cash used for financing activities was $1.1 billion, primarily reflecting the repayment of short-term and long-term debt.

In February 2001, the company entered into a three-year revolving credit facility providing up to $625 million of available credit. This facility replaced the previously existing global multi-currency credit facility.

During the first quarter of 2001, the company completed the sale of $1.5 billion principal amount at maturity of zero coupon convertible senior debentures (the "convertible debentures") due February 21, 2021. The convertible debentures were priced with a yield to maturity of 4% per annum and may be converted into the company's common stock at a conversion price of $37.83 per share. The company, at its option, may redeem all or part of the convertible debentures (at the issue price plus accrued original issue discount through the date of redemption) any time on or after February 21, 2006. Holders of the convertible debentures may require the company to repurchase the convertible debentures (at the issue price plus accrued original issue discount through the date of repurchase) on February 21, 2006, 2011, or 2016. The net proceeds resulting from this transaction of $671.8 million were used to repay short-term debt.

In February 2001, the company entered into a 364-day $625 million credit facility. The company chose not to renew this facility in February 2002 because of its large cash balance and reduced need to finance investments in working capital.

In March 2001, the company entered into a one-year, renewable $750 million asset securitization program (the "program") whereby it sells, on a revolving basis, an individual interest in a pool of its trade accounts receivable. Under the program, the company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. At December 31, 2001, the company had no outstanding balances from the sale of these receivables. In March 2002, the company renewed the program for an additional year.

The three-year revolving credit facility, the asset securitization program, and the 6.45% senior notes (the "notes"), as amended, limit the incurrence of additional borrowings and require that working capital, net worth, and certain other financial ratios be maintained at designated levels. In addition, in the event that the company's credit rating is reduced to non-investment grade by either Standard & Poor's or Moody's Investors Service, Inc., the company would no longer be able to utilize its asset securitization program in its present form, and the company would be required to make an offer to the holders of the notes, allowing each such holder to put all or a part of the notes held by it to the company for payment within 60 days of such offer. The triggering of the right to put the notes would constitute an event of default under the company's three-year revolving credit facility, and it may result in the termination of the agreement and declaration of any outstanding amounts to be due and payable. At December 31, 2001, there were no amounts outstanding under the asset securitization program or the three-year revolving credit facility. The company has sufficient cash balances to meet the requirements to pay, in part or in whole, the $250 million of the notes that may come due in the event of such a downgrade, as well as sufficient cash balances to finance its operations, based upon current business conditions, for more than 12 months.

A summary of contractual obligations is as follows:

| *(In thousands)* | Within 1 Year | 1-3 Years | 4-5 Years | After 5 Years | Total |
|---|---|---|---|---|---|
| Long-term debt | $37,289 | $667,266 | $250,893 | $1,523,824 | $2,479,272 |
| Operating leases | 55,503 | 80,499 | 40,858 | 78,464 | 255,324 |
| Surplus properties | 6,819 | 10,393 | 4,473 | 2,094 | 23,779 |
| | $99,611 | $758,158 | $296,224 | $1,604,382 | $2,758,375 |

Under the terms of various joint venture agreements, the company would be required to pay its pro-rata share, based upon its ownership interests, of the debt of the joint ventures in the event that the joint ventures were unable to meet their obligations. At December 31, 2001, the company's pro-rata share of this debt was $7.1 million.

In 2000, working capital increased by 77 percent, or $1.8 billion, compared with 1999. Excluding the impact of acquisitions, working capital increased by 34 percent, or $776 million, due to increased sales and higher working capital requirements.

The net amount of cash used for operating activities in 2000 was $336.4 million, principally resulting from increased accounts receivable and inventories offset, in part, by increased payables and earnings for the year. The net amount of cash used for investing activities was $1.4 billion, including $1.2 billion primarily for the acquisitions of Wyle, the open computing alliance subsidiary of Merisel, Inc., Jakob Hatteland Electronic AS, and Tekelec Europe, and $80.2 million for various capital expenditures. The net amount of cash provided by financing activities was $1.7 billion, primarily reflecting the issuance of senior debentures, borrowings under the company's commercial paper program, and various short-term borrowings.

Working capital increased by $388 million, or 21 percent, in 1999 compared with 1998. Excluding the impact of acquisitions, working capital increased by $216 million, or 11 percent, due to increased sales and higher working capital requirements.

The net amount of cash used for the company's operating activities in 1999 was $33.5 million, principally reflecting increased accounts receivable due to accelerated sales growth in the fourth quarter offset, in part, by earnings for the year. The net amount of cash used for investing activities was $543.3 million, including $459.1 million for the acquisitions of Richey, EDG, Industrade AG, interests in the Elko Group and Panamericana Comercial Importadora, S.A., the remaining interests in Spoerle Electronic and Support Net, Inc., and an additional interest in SBM, as well as certain Internet-related investments, and $84.2 million for various capital expenditures. The net amount of cash provided by financing activities was $479.1 million, reflecting borrowings under the company's commercial paper program, the issuance of the company's floating rate notes, and credit facilities offset, in part, by the repayment of Richey's 7% convertible subordinated notes and debentures, 8.29% senior debentures, and distributions to partners.

### Critical Accounting Policies and Estimates

The company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. The company evaluates its estimates, including those related to bad debts, inventories, intangible assets, income taxes, restructuring and integration costs, and contingencies and litigation, on an ongoing basis. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The company believes the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of its consolidated financial statements:

- The company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Under SAB 101 revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured. Revenue typically is recognized at time of shipment. Sales are recorded net of discounts, rebates, and returns.

- The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

- Inventories are recorded at the lower of cost or market. Write-downs of inventories to market value are based upon contractual provisions governing price protection, stock rotation, and obsolescence, as well as assumptions about future demand and market conditions. If assumptions about future demand change and/or actual market conditions are less favorable than those projected by management, additional write-downs of inventories may be required. Because of the large number of transactions and the complexity of managing the process around price protections and stock rotations, estimates are made regarding adjustments to the cost of inventories. Actual amounts could be different from those estimated.

- The carrying value of the company's deferred tax assets is dependent upon the company's ability to generate sufficient future taxable income in certain tax jurisdictions. Should the company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

- The company is subject to proceedings, lawsuits, and other claims related to environmental, labor, product and other matters. The company assesses the likelihood of an adverse judgment or outcomes to these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments.

- The company has recorded reserves in connection with restructuring its businesses, as well as the integration of acquired businesses. These reserves principally include estimates related to employee separation costs, the consolidation of facilities, contractual obligations, and the valuation of certain assets including accounts receivable, inventories, and investments. Actual amounts could be different from those estimated.

- In assessing the recoverability of the company's goodwill and other long-lived assets, significant assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets must be made, as well as the related estimated useful lives. If these estimates or their related assumptions change in the future as a result of changes in strategy and/or market conditions, the company may be required to record impairment charges for these assets. On January 1, 2002, the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and will be required to analyze its goodwill for impairment issues using a new method during the first six months of 2002 and then on a periodic basis thereafter. In addition, this Statement eliminates the amortization of goodwill. The elimination of goodwill amortization will increase net income by approximately $42 million annually. The company has not yet completed its analysis of the goodwill impairment and the impact, if any, on the reported amount of goodwill. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period incurred and the related asset retirement costs be capitalized. The company is required to adopt this Statement in the first quarter of 2003 and has not yet completed its evaluation of the effect, if any, on its consolidated financial position and results of operations. In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets, including business segments accounted for as discontinued operations. The company is required to adopt this Statement in the first quarter of 2002 and has not yet completed its analysis to determine the effect, if any, on its consolidated financial position and results of operations.

### Information Relating to Forward-Looking Statements

This report includes forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons, including, but not limited to: industry conditions, changes in product supply, pricing and customer demand, competition, other vagaries in the electronic components and computer products markets, and changes in relationships with key suppliers. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update publicly or revise any forward-looking statements.

### Market and Other Risks

*The company is exposed to market risk from changes in foreign currency exchange rates and interest rates.*

The company, as a large international organization, faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material impact on the company's financial results in the future. The company's primary exposure relates to transactions in which the currency collected from customers is different from the currency utilized to purchase the product sold in Europe, the Asia/Pacific region, and Latin and South America. At the present time, the company hedges only those currency exposures for which natural hedges do not exist. Anticipated foreign currency cash flows and earnings and investments in businesses in Europe, the Asia/Pacific region, and Latin and South America are not hedged as in many instances there are natural offsetting positions. The translation of the financial statements of the non-North American operations is impacted by fluctuations in foreign currency exchange rates. Had the various average foreign currency exchange rates remained the same during 2001 as compared with 2000, 2001 sales and operating income would have been $118 million and $6 million higher, respectively, than the reported results for 2001.

The company's interest expense, in part, is sensitive to the general level of interest rates in the Americas, Europe, and the Asia/Pacific region. The company historically has managed its exposure to interest rate risk through the proportion of fixed rate and variable rate debt in its total debt portfolio. At December 31, 2001, as a result of significant generation of operating cash flow, the company had paid down nearly all of its variable rate debt with the net result being that approximately 98 percent of the company's debt was subject to fixed rates, and 2 percent of its debt was subject to variable rates. Interest expense, net of interest income, would have fluctuated by approximately $5 million if average interest rates had changed by one percentage point in 2001. This amount was determined by considering the impact of a hypothetical interest rate on the company's average variable rate outstanding borrowings. This analysis does not consider the effect of the level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management could likely take actions to further mitigate any potential negative exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the company's financial structure.

## CONSOLIDATED STATEMENT OF OPERATIONS

*(In thousands except per share data)*

| Years Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| Sales | $10,127,604 | $12,959,250 | $9,312,625 |
| Costs and expenses | | | |
| Cost of products sold | 8,609,448 | 10,925,309 | 8,011,419 |
| Selling, general, and administrative expenses | 1,156,687 | 1,159,583 | 866,861 |
| Depreciation and amortization | 118,344 | 90,251 | 71,124 |
| Restructuring costs and other special charges | 77,147 | | |
| Integration charge | 9,375 | | 24,560 |
| | 9,971,001 | 12,175,143 | 8,973,964 |
| Operating income | 156,603 | 784,107 | 338,661 |
| Equity in losses of affiliated companies | 1,203 | 2,640 | 1,107 |
| Loss on investments | 53,000 | | |
| Interest expense, net | 211,694 | 171,336 | 106,349 |
| Earnings (loss) before income taxes and minority interest | (109,294) | 610,131 | 231,205 |
| Provision for (benefit from) income taxes | (34,189) | 248,195 | 101,788 |
| Earnings (loss) before minority interest | (75,105) | 361,936 | 129,417 |
| Minority interest | (1,279) | 4,005 | 5,264 |
| Net income (loss) | $ (73,826) | $ 357,931 | $ 124,153 |
| Net income (loss) per share | | | |
| Basic | $(.75) | $3.70 | $1.31 |
| Diluted | (.75) | 3.62 | 1.29 |
| Average number of shares outstanding | | | |
| Basic | 98,384 | 96,707 | 95,123 |
| Diluted | 98,384 | 98,833 | 96,045 |

*See accompanying notes.*

## CONSOLIDATED BALANCE SHEET

*(Dollars in thousands)*

| December 31, | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and short-term investments | $ 556,861 | $ 55,546 |
| Accounts receivable, net | 1,458,553 | 2,635,595 |
| Inventories | 1,403,075 | 2,972,661 |
| Prepaid expenses and other assets | 52,897 | 100,408 |
| Total current assets | 3,471,386 | 5,764,210 |
| Property, plant and equipment at cost | | |
| Land | 42,971 | 40,892 |
| Buildings and improvements | 167,675 | 167,194 |
| Machinery and equipment | 352,862 | 319,305 |
| | 563,508 | 527,391 |
| Less accumulated depreciation and amortization | (259,134) | (210,932) |
| | 304,374 | 316,459 |
| Investments in affiliated companies | 32,917 | 35,885 |
| Cost in excess of net assets of companies acquired, less accumulated amortization ($190,940 in 2001 and $145,014 in 2000) | 1,224,283 | 1,237,099 |
| Other assets | 326,024 | 250,888 |
| | $5,358,984 | $7,604,541 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities | | |
| Accounts payable | $ 665,363 | $1,567,631 |
| Accrued expenses | 344,333 | 473,984 |
| Short-term borrowings | 37,289 | 529,261 |
| Total current liabilities | 1,046,985 | 2,570,876 |
| Long-term debt | 2,441,983 | 3,027,671 |
| Other liabilities | 103,555 | 92,246 |
| Shareholders' equity | | |
| Common stock, par value $1 | | |
| Authorized–160,000,000 shares in 2001 and 2000 | | |
| Issued–103,856,024 and 103,816,792 shares in 2001 and 2000, respectively | 103,856 | 103,817 |
| Capital in excess of par value | 524,299 | 529,376 |
| Retained earnings | 1,523,084 | 1,596,910 |
| Foreign currency translation adjustment | (259,694) | (160,914) |
| | 1,891,545 | 2,069,189 |
| Less: Treasury stock (3,998,063 and 5,405,918 shares in 2001 and 2000, respectively), at cost | (106,921) | (144,569) |
| Unamortized employee stock awards | (12,363) | (10,872) |
| Other | (5,800) | |
| Total shareholders' equity | 1,766,461 | 1,913,748 |
| | $5,358,984 | $7,604,541 |

*See accompanying notes.*

## CONSOLIDATED STATEMENT OF CASH FLOWS

*(In thousands)*

| Years Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Net income (loss) | $ (73,826) | $ 357,931 | $ 124,153 |
| Adjustments to reconcile net income (loss) to net cash provided by (used for) operations | | | |
| Minority interest | (1,279) | 4,005 | 5,264 |
| Depreciation and amortization | 132,157 | 99,478 | 78,635 |
| Accretion of discount on convertible debentures | 23,781 | | |
| Equity in losses of affiliated companies | 1,203 | 2,640 | 1,107 |
| Restructuring costs and other special charges, net of taxes | 145,079 | | |
| Integration charge, net of taxes | 5,719 | | 16,480 |
| Deferred income taxes | (21,619) | (30,348) | (11,318) |
| Change in assets and liabilities, net of effects of acquired businesses | | | |
| Accounts receivable | 1,116,898 | (326,371) | (242,370) |
| Inventories | 1,435,804 | (958,622) | (15,568) |
| Prepaid expenses and other assets | 26,334 | (43,168) | (236) |
| Accounts payable | (890,161) | 490,009 | (8,735) |
| Accrued expenses | (197,160) | 107,064 | 28,492 |
| Other | (25,178) | (39,065) | (9,395) |
| Net cash provided by (used for) operating activities | 1,677,752 | (336,447) | (33,491) |
| Cash flows from investing activities | | | |
| Acquisition of property, plant and equipment | (64,355) | (80,164) | (84,249) |
| Cash consideration paid for acquired businesses | (27,268) | (1,221,261) | (428,969) |
| Investments in affiliates | (15,509) | (36,182) | (30,127) |
| Issuance of note receivable | | (50,000) | |
| Net cash used for investing activities | (107,132) | (1,387,607) | (543,345) |
| Cash flows from financing activities | | | |
| Sale of accounts receivable under securitization program | 251,737 | | |
| Repayments under securitization program | (252,865) | | |
| Change in short-term borrowings | (423,185) | 1,263,561 | 90,804 |
| Change in credit facilities | (392,396) | (421,081) | 224,683 |
| Proceeds from long-term debt | | 868,923 | 298,103 |
| Repayments of long-term debt | (945,310) | | (97,833) |
| Proceeds from convertible debentures, net | 668,457 | | |
| Proceeds from exercise of stock options | 21,972 | 27,989 | 1,282 |
| Distributions to minority partners | | | (37,852) |
| Purchases of common stock | | (321) | (100) |
| Net cash provided by (used for) financing activities | (1,071,590) | 1,739,071 | 479,087 |
| Effect of exchange rate changes on cash | 2,285 | (4,356) | (16,290) |
| Net increase (decrease) in cash and short-term investments | 501,315 | 10,661 | (114,039) |
| Cash and short-term investments at beginning of year | 55,546 | 44,885 | 158,924 |
| Cash and short-term investments at end of year | $ 556,861 | $ 55,546 | $ 44,885 |
| Supplemental disclosures of cash flow information | | | |
| Cash paid during the year for | | | |
| Income taxes | $ 116,153 | $ 138,686 | $ 47,145 |
| Interest | 195,778 | 148,076 | 105,239 |

*See accompanying notes.*

## CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

*(In thousands)*

| | Common Stock at Par Value | Capital in Excess of Par Value | Retained Earnings | Foreign Currency Translation Adjustment | Treasury Stock | Unamortized Employee Stock Awards and Other | Total |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 1998 | $102,950 | $506,002 | $1,114,826 | $ (23,648) | $(198,281) | $(14,530) | $1,487,319 |
| Net income | | | 124,153 | | | | 124,153 |
| Translation adjustments | | | | (71,647) | | | (71,647) |
| Comprehensive income | | | | | | | 52,506 |
| Exercise of stock options | | (1,259) | | | 2,541 | | 1,282 |
| Tax benefits related to exercise of stock options | | 189 | | | | | 189 |
| Restricted stock awards, net | | (3,921) | | | 8,571 | (4,650) | |
| Amortization of employee stock awards | | | | | | 8,965 | 8,965 |
| Other | | 368 | | | (100) | | 268 |
| Balance at December 31, 1999 | 102,950 | 501,379 | 1,238,979 | (95,295) | (187,269) | (10,215) | 1,550,529 |
| Net income | | | 357,931 | | | | 357,931 |
| Translation adjustments | | | | (65,619) | | | (65,619) |
| Comprehensive income | | | | | | | 292,312 |
| Exercise of stock options | | (7,387) | | | 35,376 | | 27,989 |
| Tax benefits related to exercise of stock options | | 7,212 | | | | | 7,212 |
| Restricted stock awards, net | 17 | (743) | | | 7,645 | (6,919) | |
| Amortization of employee stock awards | | | | | | 6,262 | 6,262 |
| Issuance of common stock | 850 | 28,836 | | | | | 29,686 |
| Other | | 79 | | | (321) | | (242) |
| Balance at December 31, 2000 | 103,817 | 529,376 | 1,596,910 | (160,914) | (144,569) | (10,872) | 1,913,748 |
| Net loss | | | (73,826) | | | | (73,826) |
| Translation adjustments | | | | (98,780) | | | (98,780) |
| Unrealized loss on securities | | | | | | (5,800) | (5,800) |
| Comprehensive loss | | | | | | | (178,406) |
| Exercise of stock options | | (9,420) | | | 31,392 | | 21,972 |
| Tax benefits related to exercise of stock options | | 3,456 | | | | | 3,456 |
| Restricted stock awards, net | 39 | 802 | | | 6,256 | (7,097) | |
| Amortization of employee stock awards | | | | | | 5,606 | 5,606 |
| Other | | 85 | | | | | 85 |
| **Balance at December 31, 2001** | **$103,856** | **$524,299** | **$1,523,084** | **$(259,694)** | **$(106,921)** | **$(18,163)** | **$1,766,461** |

*See accompanying notes.*

## 1 Summary of Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and Short-term Investments

Short-term investments which have a maturity of ninety days or less at time of purchase are considered cash equivalents in the consolidated statement of cash flows. The carrying amount reported in the consolidated balance sheet for short-term investments approximates fair value.

### Financial Instruments

The company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The company does not use derivative financial instruments for speculative purposes. Derivatives used as part of the company's risk management strategy are designated at inception as hedges and measured for effectiveness both at inception and on an ongoing basis.

### Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

### Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for tax reporting purposes. Leasehold improvements are amortized over the shorter of the term of the related lease or the life of the improvement. Long-lived assets are reviewed for impairment whenever changes in circumstances or events may indicate that the carrying amounts may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

### Cost in Excess of Net Assets of Companies Acquired

The cost in excess of net assets of companies acquired is being amortized on a straight-line basis over periods of 20 to 40 years. Management reassesses the carrying value and remaining life of the excess cost over fair value of net assets of companies acquired on an ongoing basis. Whenever events indicate that the carrying values are impaired, the excess cost over fair value of those assets is adjusted appropriately.

### Foreign Currency Translation

The assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date, with the related translation gains or losses reported as a separate component of shareholders' equity. The results of foreign operations are translated at the monthly average exchange rates.

### Income Taxes

Income taxes are accounted for under the liability method. Deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

### Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

### Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the aggregate change in shareholders' equity excluding changes in ownership interests. The foreign currency translation adjustments included in comprehensive income (loss) have not been tax effected as investments in foreign affiliates are deemed to be permanent.

### Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. The company's operations are classified into two reportable business segments, the distribution of electronic components and the distribution of computer products.

### Revenue Recognition

The company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Under SAB 101 revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured. Revenue typically is recognized at time of shipment. Sales are recorded net of discounts, rebates, and returns.

### Software Development Costs

The company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally three years.

### Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, "Goodwill and Other Intangible Assets." On January 1, 2002, the company adopted Statement No. 142. This Statement, among other things, eliminates the amortization of goodwill and requires annual tests for determining impairment of goodwill. If the company had adopted the provisions of Statement No. 142 relating to the elimination of goodwill amortization during the current year, the net loss would have been reduced by approximately $42,000,000. The company has not yet completed its analysis of the goodwill impairment and the impact, if any, on the reported amount of goodwill.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period incurred and the related asset retirement costs be capitalized. The company is required to adopt this Statement in the first quarter of 2003 and has not yet completed its evaluation of the effect, if any, on its consolidated financial position and results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets, including business segments accounted for as discontinued operations. The company is required to adopt this Statement in the first quarter of 2002 and has not yet completed its analysis to determine the effect, if any, on its consolidated financial position and results of operations.

### Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

## 2 Acquisitions

During 2001, the company acquired the remaining 10 percent interest in Scientific and Business Minicomputers, Inc. ("SBM"). The cost of this acquisition was $27,268,000.

During 2000, the company acquired California-based Wyle Electronics and Wyle Systems (collectively, "Wyle"), part of the electronics distribution businesses of Germany-based E.ON AG (formerly VEBA AG), and the open computing alliance subsidiary of Merisel, Inc., one of the leading distributors of Sun Microsystems products in North America. In addition, the company acquired Tekelec Europe, one of Europe's leading distributors of high-tech components and systems, and Jakob Hatteland Electronic AS, one of the Nordic region's leading distributors of electronic components. The company also acquired a majority interest in the electronics distribution business of Rapac Electronics Ltd., one of the leading electronics distribution groups in Israel, and Dicopel S.A. de C.V., one of the largest electronics distributors in Mexico. The company increased its holdings in both Silverstar Ltd. S.p.A. and Consan Incorporated to 100 percent and acquired an additional 6 percent interest in SBM. The aggregate cost of these acquisitions was $1,249,015,000, which includes 775,000 shares of the company's common stock valued at $27,754,000.

Set forth below is the unaudited pro forma combined summary of operations for the year ended December 31, 2000 as though the acquisitions made during 2000 occurred on January 1, 2000:

| *(In thousands except per share data)* | 2000 |
|---|---|
| Sales | $15,943,194 |
| Operating income | 907,923 |
| Earnings before income taxes and minority interest | 655,392 |
| Net income | 385,418 |
| Earnings per share | |
| Basic | 3.97 |
| Diluted | 3.89 |
| Average number of shares outstanding | |
| Basic | 97,058 |
| Diluted | 99,184 |

The unaudited pro forma combined summary of operations does not purport to be indicative of the results which actually would have been obtained if the acquisitions had been made at the beginning of 2000 or of those results which may be obtained in the future. The company has achieved cost savings from the acquisitions made in 2000. The cost savings have not been reflected in the unaudited pro forma combined summary of operations. In addition, the unaudited pro forma combined summary does not reflect any sales attrition which may result from the combinations. The unaudited pro forma combined summary of operations includes the effects of the additional interest expense on debt incurred in connection with the acquisitions as if the debt had been outstanding from the beginning of the period presented. In addition, the summary of operations includes amortization of the cost in excess of net assets of companies acquired in connection with the acquisitions as if they had been acquired from the beginning of the period presented.

The company recorded $33,151,000 as cost in excess of net assets of companies acquired to integrate Wyle into the company. Of the total amount recorded, $6,365,000 represented costs associated with the closing of various office facilities and distribution and value-added centers, $8,576,000 represented costs associated with severance and other personnel costs, $10,601,000 represented professional fees principally related to investment banking and legal and accounting services, and $7,609,000 represented costs associated with outside services related to the conversion of systems and certain other costs of the integration of Wyle into the company. Of the total amount recorded, $23,441,000 was spent as of December 31, 2001. Approximately $2,205,000 of the remaining amount relates to severance and other personnel costs to be paid in 2002, $4,105,000 relates to vacated facilities leased with expiration dates through 2005, and the balance relates to various license and maintenance agreement obligations, with various expiration dates through 2003.

In connection with certain acquisitions, the company may be required to make additional payments that are contingent upon the acquired businesses achieving certain operating goals. During 2000, the company made additional payments of $2,365,000, which have been capitalized as cost in excess of net assets of companies acquired.

The cost of each acquisition has been allocated among the net assets acquired on the basis of the respective fair values of the assets acquired and liabilities assumed. For financial reporting purposes, the acquisitions are accounted for as purchase transactions in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." Accordingly, the consolidated results of the company in 2000 include these companies from their respective dates of acquisition. The aggregate consideration paid for all acquisitions in 2000 exceeded the net assets acquired by $356,488,000.

### 3 Investments

During 2001, the company acquired an additional interest in Marubun Corporation, the largest non-affiliated franchised distributor of electronic components and supply chain services in Japan. This investment is accounted for using fair value.

The company holds an interest in eConnections, which serves suppliers, distributors, original equipment manufacturers, and other members of the electronics supply chain continuum by providing them with integrated, independent, and custom-tailored solutions, improving communications, cutting costs, and enhancing margins; an interest in Viacore, Inc., an eBusiness service provider of a reliable and transparent eBusiness hub for business processes between trading partners in the information technology supply chain; and an interest in Buckaroo.com, an Internet marketplace for the DRAM industry. These investments are accounted for using fair value.

In October 2000, QuestLink Technology, Inc. and ChipCenter LLC, two e-commerce companies the company had previously invested in, agreed to be merged to form eChips, a sales and marketing channel that serves the global electronics engineering and purchasing communities. This investment was accounted for using the equity method. During 2001, the merged businesses went into liquidation.

In addition, the company has a 50 percent interest in Marubun/Arrow, a joint venture with Marubun Corporation, and a 50 percent interest in Altech Industries (Pty.) Ltd., a joint venture with Allied Technologies Limited, a South African electronics distributor. These investments are accounted for using the equity method.

### 4 Debt

In February 2001, the company entered into a three-year revolving credit facility providing up to $625,000,000 of available credit. This facility replaced the previously existing global multi-currency credit facility. The three-year revolving credit facility, as amended, bears interest at the applicable eurocurrency rate plus a margin of .725%. The company pays the banks a facility fee of .175% per annum. At December 31, 2001, the company had no outstanding borrowings under this facility.

During the first quarter of 2001, the company completed the sale of $1,523,750,000 principal amount at maturity of zero coupon convertible senior debentures (the "convertible debentures") due February 21, 2021. The convertible debentures were priced with a yield to maturity of 4% per annum and may be converted into the company's common stock at a conversion price of $37.83 per share. The company, at its option, may redeem all or part of the convertible debentures (at the issue price plus accrued original issue discount through the date of redemption) any time on or after February 21, 2006. Holders of the convertible debentures may require the company to repurchase the convertible debentures (at the issue price plus accrued original issue discount through the date of repurchase) on February 21, 2006, 2011, or 2016. The net proceeds resulting from this transaction of $671,839,000 were used to repay short-term debt.

In February 2001, the company entered into a 364-day $625,000,000 credit facility. The company chose not to renew this facility in February 2002 because of its large cash balance and reduced need to finance investments in working capital.

In March 2001, the company entered into a one-year, renewable $750,000,000 asset securitization program (the "program") whereby it sells, on a revolving basis, an individual interest in a pool of its trade accounts receivable. Under the program, the company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. At December 31, 2001, the company had no outstanding balances from the sale of these receivables and had a subordinated interest in the remaining outstanding receivables of $788,519,000. In the event that the company had amounts outstanding under the program, the indebtedness and related accounts receivable would not be recorded on the company's balance sheet. In March 2002, the company renewed the program for an additional year.

Accounts receivable consists of the following at December 31:

| *(In thousands)* | 2001 | 2000 |
|---|---|---|
| Accounts receivable | **$ 754,126** | $2,743,737 |
| Retained interest in securitized accounts receivable | **788,519** | |
| Allowance for doubtful accounts | **(84,092)** | (108,142) |
| | **$1,458,553** | $2,635,595 |

At December 31, short-term debt consists of the following:

| *(In thousands)* | 2001 | 2000 |
|---|---|---|
| Floating rate notes | | $ 200,000 |
| Global multi-currency facility | | 388,069 |
| Short-term credit facility | | 400,000 |
| Commercial paper | | 541,366 |
| Money market loan | | 41,000 |
| Other short-term borrowings | **$37,289** | 255,665 |
| | **37,289** | 1,826,100 |
| Less debt refinanced | | (1,296,839) |
| | **$37,289** | $ 529,261 |

The floating rate notes bore interest at LIBOR plus 1%, with interest payable on a quarterly basis. In October 2001, the company paid off the $200,000,000 floating rate notes.

In December 2000, the company entered into a $400,000,000 short-term credit facility which was repaid in February 2001.

In November 1999, the company established a commercial paper program, providing for the issuance of up to $1,000,000,000 in aggregate maturity value of commercial paper. At December 31, 2001, the company had no outstanding commercial paper. Interest rates on outstanding commercial paper borrowings as of December 31, 2000 had an effective average rate of 7.35%.

Other short-term borrowings are principally utilized to support the working capital requirements of certain foreign operations. The weighted average interest rates on these borrowings at December 31, 2001 and 2000 were 4.8% and 5.5%, respectively.

Long-term debt consists of the following at December 31:

| *(In thousands)* | 2001 | 2000 |
|---|---|---|
| 6.45% senior notes, due 2003 | **$ 249,945** | $ 249,915 |
| 8.2% senior debentures, due 2003 | **424,870** | 424,796 |
| 8.7% senior debentures, due 2005 | **249,996** | 249,995 |
| 7% senior notes, due 2007 | **198,728** | 198,477 |
| 9.15% senior debentures, due 2010 | **199,970** | 199,967 |
| 6 7/8% senior debentures, due 2018 | **196,567** | 196,357 |
| 7 1/2% senior debentures, due 2027 | **196,491** | 196,351 |
| Zero coupon convertible debentures, due 2021 | **713,871** | |
| Other obligations with various interest rates and due dates | **11,545** | 14,974 |
| Short-term debt refinanced | | 1,296,839 |
| | **$2,441,983** | $3,027,671 |

The 7% senior notes and the 7 1/2% senior debentures are not redeemable prior to their maturity. The 6.45% senior notes, 8.2% senior debentures, 8.7% senior debentures, 9.15% senior debentures, and 6 7/8% senior debentures may be prepaid at the option of the company subject to a "make whole" clause.

At December 31, 2001, the estimated fair market value of the 6.45% senior notes was 99 percent of par, the 8.2% senior debentures was 102 percent of par, the 8.7% senior debentures was 102 percent of par, the 7% senior notes was 94 percent of par, the 9.15% senior debentures was 101 percent of par, the 6 7/8% senior debentures was 78 percent of par, the 7 1/2% senior debentures was 79 percent of par, and the convertible debentures was 48 percent of par. The balance of the company's borrowings approximates their fair value.

Annual payments of borrowings during each of the years 2002 through 2006 are $37,289,000, $666,585,000, $681,000, $250,421,000, and $472,000, respectively, and $1,523,824,000 for all years thereafter.

The three-year revolving credit facility, the asset securitization program, and the 6.45% senior notes (the "notes"), as amended, limit the incurrence of additional borrowings and require that working capital, net worth, and certain other financial ratios be maintained at designated levels. In addition, in the event that the company's credit rating is reduced to non-investment grade by either Standard & Poor's or Moody's Investors Service, Inc., the company would no longer be able to utilize its asset securitization program in its present form, and the company would be required to make an offer to the holders of the notes, allowing each such holder to put all or a part of the notes held by it to the company for payment within 60 days of such offer. The triggering of the right to put the notes would constitute an event of default under the company's three-year revolving credit facility, and it may result in the termination of the agreement and declaration of any outstanding amounts to be due and payable. At December 31, 2001, there were no amounts outstanding under the asset securitization program or the three-year revolving credit facility. The company has sufficient cash balances to meet the requirements to pay, in part or in whole, the $250,000,000 of the notes that may come due in the event of such a downgrade, as well as sufficient cash balances to finance its operations, based upon current business conditions, for more than 12 months.

### 5 Income Taxes

The provision for (benefit from) income taxes for the years ended December 31 consists of the following:

| *(In thousands)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| **Current** | | | |
| Federal | **$(60,260)** | $105,007 | $ 42,189 |
| State | **(13,220)** | 25,350 | 9,968 |
| Foreign | **44,840** | 144,892 | 40,014 |
| | **(28,640)** | 275,249 | 92,171 |
| **Deferred** | | | |
| Federal | **(10,215)** | (5,044) | 8,922 |
| State | **(2,538)** | (1,253) | 2,144 |
| Foreign | **7,204** | (20,757) | (1,449) |
| | **(5,549)** | (27,054) | 9,617 |
| | **$(34,189)** | $248,195 | $101,788 |

The principal causes of the difference between the U.S. statutory and effective income tax rates for the years ended December 31 are as follows:

| *(In thousands)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| Provision (benefit) at statutory rate | **$(38,253)** | $213,546 | $ 80,921 |
| State taxes, net of federal benefit | **(10,243)** | 15,663 | 7,873 |
| Foreign tax rate differential | **1,812** | 4,953 | 2,860 |
| Non-deductible goodwill | **11,741** | 8,537 | 6,904 |
| Other | **754** | 5,496 | 3,230 |
| | **$(34,189)** | $248,195 | $101,788 |

For financial reporting purposes, earnings (loss) before income taxes attributable to the United States was $(227,036,000) in 2001, $277,188,000 in 2000, and $131,007,000 in 1999, and earnings before income taxes attributable to foreign operations was $117,742,000 in 2001, $332,943,000 in 2000, and $100,198,000 in 1999.

The significant components of the company's deferred tax assets at December 31, which are included in prepaid expenses and other assets, are as follows:

| *(In thousands)* | **2001** | 2000 |
|---|---|---|
| Inventory adjustments | **$ 41,461** | $ 36,625 |
| Allowance for doubtful accounts | **26,287** | 26,171 |
| Accrued expenses | **10,214** | 6,092 |
| Integration reserves | **62,724** | 57,361 |
| Restructuring reserves | **27,711** | |
| Other | **7,415** | 2,824 |
| | **$175,812** | $129,073 |

Deferred tax liabilities, which are included in other liabilities, were $39,956,000 and $20,995,000 at December 31, 2001 and 2000, respectively. The deferred tax liabilities are principally the result of the differences in the bases of the company's German assets and liabilities for tax and financial reporting purposes.

### 6 Shareholders' Equity

The company has 2,000,000 authorized shares of serial preferred stock with a par value of $1.

In 1988, the company paid a dividend of one preferred share purchase right on each outstanding share of common stock. Each right, as amended, entitles a shareholder to purchase one one-hundredth of a share of a new series of preferred stock at an exercise price of $50 (the "exercise price"). The rights are exercisable only if a person or group acquires 20 percent or more of the company's common stock or announces a tender or exchange offer that will result in such person or group acquiring 30 percent or more of the company's common stock. Rights owned by the person acquiring such stock or transferees thereof will automatically be void. Each other right will become a right to buy, at the exercise price, that number of shares of common stock having a market value of twice the exercise price. The rights, which do not have voting rights, may be redeemed by the company at a price of $.01 per right at any time until ten days after a 20 percent ownership position has been acquired. In the event that the company merges with, or transfers 50 percent or more of its consolidated assets or earning power to, any person or group after the rights become exercisable, holders of the rights may purchase, at the exercise price, a number of shares of common stock of the acquiring entity having a market value equal to twice the exercise price. The rights, as amended, expire on March 1, 2008.

### 7 Special Charges

During the third quarter of 2001, the company recorded restructuring costs and other special charges totaling $227,622,000 ($145,079,000 after taxes). The special charges include $77,147,000 primarily for costs associated with headcount reductions, the consolidation of fifteen facilities, and the termination of certain customer engagements. An additional $97,475,000 and $53,000,000, respectively, relate to valuation adjustments to inventories and Internet investments. Of the total charges recorded, approximately $30,000,000 is expected to be spent in cash, of which $12,594,000 was spent in 2001. Of the remaining amount, $10,969,000 is expected to be spent in 2002.

During the first quarter of 2001, the company recorded an integration charge of $9,375,000 ($5,719,000 after taxes) related to the acquisition of Wyle. Of the total amount recorded, $1,433,000 represented costs associated with the closing of various office facilities and distribution and value-added centers, $4,052,000 represented costs associated with personnel, $2,703,000 represented costs associated with outside services related to the conversion of systems and certain other costs of the integration of Wyle into the company, and $1,187,000 represented the write-down of property, plant and equipment to estimated fair value. Of the expected $8,188,000 to be spent in cash in connection with the acquisition and integration of Wyle, $7,094,000 was spent as of December 31, 2001. The remaining amount primarily relates to vacated facilities leased with various expiration dates through 2003.

**8 Earnings (Loss) Per Share**

The following table sets forth the calculation of basic and diluted earnings (loss) per share ("EPS") for the years ended December 31:

| *(In thousands except per share data)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| Net income (loss) | **$(73,826)[(a)]** | $357,931 | $124,153[(b)] |
| Weighted average shares outstanding for basic EPS | **98,384** | 96,707 | 95,123 |
| Net effect of dilutive stock options and restricted stock awards | | 2,126 | 922 |
| Weighted average shares outstanding for diluted EPS | **98,384** | 98,833 | 96,045 |
| Basic EPS | **$(.75)[(a)]** | $3.70 | $1.31[(b)] |
| Diluted EPS[(c)] | **(.75)[(a)]** | 3.62 | 1.29[(b)] |

*(a) Net loss includes restructuring costs and other special charges of $227,622,000 ($145,079,000 after taxes) and an integration charge of $9,375,000 ($5,719,000 after taxes) related to the acquisition of Wyle. Excluding these charges, net income and net income per share on a basic and diluted basis would have been $76,972,000, $.78, and $.77, respectively.*

*(b) Net income includes a special charge totaling $24,560,000 ($16,480,000 after taxes) related to the company's acquisition and integration of Richey Electronics, Inc. ("Richey") and the electronics distribution group of Bell Industries, Inc. ("EDG"). Excluding the integration charge, net income and net income per share on a basic and diluted basis would have been $140,633,000, $1.48, and $1.46, respectively.*

*(c) Diluted EPS for the year ended December 31, 2001 excludes the effect of 1,136,000 shares related to stock options and 15,587,000 shares related to convertible debentures as the impact of such common stock equivalents is anti-dilutive.*

**9 Employee Stock Plans**

Restricted Stock Plan

Under the terms of the Arrow Electronics, Inc. Restricted Stock Plan (the "Plan"), a maximum of 3,960,000 shares of common stock may be awarded at the discretion of the board of directors to key employees of the company.

Shares awarded under the Plan may not be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of, except as provided in the Plan. Shares awarded become free of forfeiture restrictions (i.e., vest) generally over a four-year period. The company awarded 175,165 shares of common stock to 129 key employees in early 2002 in respect of 2001, 68,450 shares of common stock to 16 key employees during 2001, 211,200 shares of common stock to 115 key employees in early 2001 in respect of 2000, 134,784 shares of common stock to 43 key employees during 2000, 182,525 shares of common stock to 106 key employees in early 2000 in respect of 1999, and 325,750 shares of common stock to 114 key employees during 1999.

Forfeitures of shares awarded under the Plan were 45,679 during 2001, 31,624 during 2000, and 10,335 during 1999. The aggregate market value of outstanding awards under the Plan at the respective dates of award is being amortized over the vesting period, and the unamortized balance is included in shareholders' equity as unamortized employee stock awards.

Stock Option Plans

Under the terms of various Arrow Electronics, Inc. Stock Option Plans (the "Option Plans"), both nonqualified and incentive stock options for an aggregate of 21,500,000 shares of common stock were authorized for grant to directors and key employees at prices determined by the board of directors at its discretion or, in the case of incentive stock options, prices equal to the fair market value of the shares at the dates of grant. Options granted under the Option Plans after May 1997 become exercisable in equal installments over a four-year period. Previously, options became exercisable over a two- or three-year period. Options currently outstanding have terms of ten years.

Included in the 1999 options granted are the options converted on January 7, 1999, relating to the acquisition of Richey. Such options totaled 233,381, with a weighted average exercise price of $21.17 per share.

The following information relates to the Option Plans for the years ended December 31:

| | 2001 | Average Exercise Price | 2000 | Average Exercise Price | 1999 | Average Exercise Price |
|---|---|---|---|---|---|---|
| Options outstanding at beginning of year | **10,405,615** | **$23.22** | 9,846,680 | $21.90 | 7,562,149 | $23.41 |
| Granted | **1,149,250** | **25.00** | 2,327,764 | 27.55 | 2,914,601 | 18.20 |
| Exercised | **(1,173,868)** | **18.72** | (1,324,321) | 21.09 | (93,956) | 13.60 |
| Forfeited | **(455,375)** | **23.72** | (444,508) | 22.96 | (536,114) | 24.51 |
| Options outstanding at end of year | **9,925,622** | **$23.94** | 10,405,615 | $23.22 | 9,846,680 | $21.90 |
| Prices per share of options outstanding | | **$11.94-41.25** | | $5.94-41.25 | | $1.81-34.00 |
| Options available for future grant | | | | | | |
| Beginning of year | **3,622,944** | | 5,533,128 | | 7,255,214 | |
| End of year | **2,929,069** | | 3,622,944 | | 5,533,128 | |

The following table summarizes information about stock options outstanding at December 31, 2001:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Maximum Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $20 | 1,483,947 | 66 months | $16.21 | 928,959 | $16.56 |
| 25 | 2,996,787 | 72 months | 21.25 | 2,245,706 | 21.39 |
| 30 | 4,232,921 | 96 months | 26.15 | 1,330,976 | 26.20 |
| 35+ | 1,211,967 | 78 months | 32.33 | 995,618 | 32.03 |
| All | 9,925,622 | 82 months | $23.94 | 5,501,259 | $23.66 |

As of March 1, 2002, 9,656,449 options were outstanding with a weighted average exercise price of $24.04 and a weighted average remaining contractual life of 80 months.

The company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Option Plans.

Had stock-based compensation costs been determined as prescribed by FASB Statement No. 123, "Accounting for Stock-Based Compensation," net loss would have increased by $9,139,000 ($.09 per share on a diluted basis) in 2001, and net income would have been reduced by $6,144,000 ($.08 per share on a diluted basis) in 2000 and $4,143,000 ($.03 per share on a diluted basis) in 1999.

The estimated weighted average fair value, utilizing the Black-Scholes option-pricing model, at the date of option grant during 2001, 2000, and 1999, was $12.30, $12.25, and $7.07, per share, respectively. The weighted average fair value was estimated using the following assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Expected life (months) | **48** | 48 | 48 |
| Risk-free interest rate (percent) | **3.6** | 5.5 | 5.8 |
| Expected volatility (percent) | **55** | 50 | 40 |

There is no expected dividend yield.

Stock Ownership Plan

The company maintains a noncontributory employee stock ownership plan which enables most North American employees to acquire shares of the company's common stock. Contributions, which are determined by the board of directors, are in the form of common stock or cash which is used to purchase the company's common stock for the benefit of participating employees. Contributions to the plan for 2001, 2000, and 1999 amounted to $10,040,000, $8,128,000, and $6,810,000, respectively.

### 10 Employee Benefit Plans

The company has a defined contribution plan for eligible employees which qualifies under Section 401(k) of the Internal Revenue Code. The company's contribution to the plan, which is based on a specified percentage of employee contributions, amounted to $9,026,000, $7,279,000, and $5,801,000 in 2001, 2000, and 1999, respectively. Certain domestic and foreign subsidiaries maintain separate defined contribution plans for their employees and made contributions thereunder which amounted to $1,863,000, $2,510,000, and $2,056,000 in 2001, 2000, and 1999, respectively. As a result of the Wyle acquisition, the 401(k) plan for Wyle employees was merged with the company's 401(k) plan on April 2, 2001.

The company maintains an unfunded supplemental retirement plan for certain executives. The board of directors determines those employees eligible to participate in the plan and their maximum annual benefit upon retirement. The benefit obligation at December 31, 2001 and 2000 was $22,313,000 and $20,325,000, respectively. The assumptions utilized in determining this amount include a discount rate of 5.5%. Wyle also sponsored a supplemental executive retirement plan for certain of its executives. Benefit accruals for the Wyle plan were frozen as of December 31, 2000. The benefit obligation at December 31, 2001 and 2000 was $6,738,000 and $6,120,000, respectively. The assumptions utilized in determining this amount include a discount rate of 7.25% and 7.5%, respectively. Expenses relating to the plans were $3,548,000, $4,597,000, and $2,150,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Wyle provided retirement benefits for certain employees under a defined benefit plan. Benefits under this plan were frozen as of December 31, 2000, and former participants may now participate in the company's employee stock ownership plan. Pension information for the years ended December 31 is as follows:

| *(Dollars in thousands)* | **2001** | 2000 |
|---|---|---|
| Benefit obligation at end of year | **$75,866** | $75,321 |
| Fair value of plan assets at end of year | **$76,564** | $80,219 |
| Funded status of the plan | | |
| Funded status | **$ 698** | $ 4,899 |
| Unamortized net loss | **7,446** | 1,636 |
| Net amount recognized | **$ 8,144** | $ 6,535 |
| Weighted average assumptions | | |
| Discount rate | **7.25%** | 7.50% |
| Expected return on assets | **8.50%** | 8.50% |

### 11 Lease Commitments

The company leases certain office, distribution, and other property under noncancelable operating leases expiring at various dates through 2053. Rental expense under noncancelable operating leases, net of sublease income of $3,212,000, $3,151,000, and $3,362,000 in 2001, 2000, and 1999, respectively, amounted to $59,753,000 in 2001, $47,863,000 in 2000, and $40,382,000 in 1999. Aggregate minimum rental commitments under all noncancelable operating leases, exclusive of real estate taxes, insurance, and leases related to facilities closed as a result of the integration of acquired businesses and the restructuring of the company, are $55,503,000 in 2002, $43,931,000 in 2003, $36,568,000 in 2004, $22,649,000 in 2005, $18,209,000 in 2006, and $78,464,000 thereafter. Minimum rental commitments for leases related to facilities closed as a result of the integration of acquired businesses and the restructuring of the company are $6,819,000 in 2002, $5,842,000 in 2003, $4,551,000 in 2004, $2,326,000 in 2005, $2,147,000 in 2006, and $2,094,000 thereafter.

### 12 Financial Instruments

The company enters into foreign exchange forward contracts (the "contracts") to mitigate the impact of changes in foreign currency exchange rates, principally the Euro, Swedish krona, Italian lira, and British pound sterling. These contracts are executed to facilitate the netting of offsetting foreign currency exposures resulting from inventory purchases and sales and generally have terms of no more than three months. Gains or losses on these contracts are deferred and recognized when the underlying future purchase or sale is recognized. The company does not enter into forward contracts for trading purposes. The risk of loss on a contract is the risk of nonperformance by the counterparties which the company minimizes by limiting its counterparties to major financial institutions. The fair value of the contracts is estimated using market quotes. The notional amount of the contracts at December 31, 2001 and 2000, was $151,507,000 and $81,736,000, respectively. The carrying amounts, which are nominal, approximated fair value at December 31, 2001 and 2000.

## 13 Segment and Geographic Information

The company is engaged in the distribution of electronic components to original equipment and contract manufacturers and computer products to value-added resellers and original equipment manufacturers. Operating income for the electronic components and computer products segments excludes the effect of special charges relating to the integration of acquired businesses and restructuring costs. Computer products includes North American Computer Products together with UK Microtronica, ATD (in Iberia), and Arrow Computer Products (in France). The prior years have been restated for comparative purposes.

Revenue, operating income (loss), and total assets by segment are as follows:

| *(In thousands)* | Electronic Components | Computer Products | Corporate | Total |
|---|---|---|---|---|
| **2001** | | | | |
| Revenue from external customers | **$ 7,286,806** | **$2,840,798** | | **$10,127,604** |
| Operating income (loss) | **412,961** | **51,144** | **(307,502)[a]** | **156,603[a]** |
| Total assets | **3,799,743** | **968,362** | **590,879** | **5,358,984** |
| 2000 | | | | |
| Revenue from external customers | $10,056,564 | $2,902,686 | | $12,959,250 |
| Operating income (loss) | 887,688 | 38,698 | (142,279) | 784,107 |
| Total assets | 6,005,100 | 1,343,584 | 255,857 | 7,604,541 |
| 1999 | | | | |
| Revenue from external customers | $ 6,338,754 | $2,973,871 | | $ 9,312,625 |
| Operating income (loss) | 368,586 | 56,119 | (86,044)[b] | 338,661[b] |
| Total assets | 3,377,660 | 931,378 | 174,217 | 4,483,255 |

*(a) Includes restructuring costs and other special charges of $174,622,000 and an integration charge of $9,375,000 related to the acquisition of Wyle.*

*(b) Includes a special charge totaling $24,560,000 associated with the acquisition and integration of Richey and EDG.*

As a result of the company's philosophy of maximizing operating efficiencies through the centralization of certain functions, selected fixed assets and related depreciation, borrowings, and goodwill amortization are not directly attributable to the individual operating segments.

Revenues, by geographic area, for the years ended December 31 are as follows:

| *(In thousands)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Americas | **$ 6,282,725** | $ 8,089,687 | $6,160,726 |
| Europe | **2,974,837** | 3,474,990 | 2,393,705 |
| Asia/Pacific | **870,042** | 1,394,573 | 758,194 |
| | **$10,127,604** | $12,959,250 | $9,312,625 |

Total assets, by geographic area, at December 31 are as follows:

| *(In thousands)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Americas | **$3,253,575** | $4,840,169 | $2,642,601 |
| Europe | **1,771,137** | 2,104,837 | 1,460,439 |
| Asia/Pacific | **334,272** | 659,535 | 380,215 |
| | **$5,358,984** | $7,604,541 | $4,483,255 |

## 14 Quarterly Financial Data (Unaudited)

A summary of the company's quarterly results of operations follows:

| *(In thousands except per share data)* | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2001** | | | | |
| Sales | **$3,275,747** | **$2,510,041** | **$2,182,561** | **$2,159,255** |
| Gross profit | **548,282** | **397,946** | **231,403** [b] | **340,525** |
| Net income (loss) | **71,679**[a] | **6,954** | **(159,088)**[b] | **6,629** |
| Earnings (loss) per share | | | | |
| Basic | **.73**[a] | **.07** | **(1.61)**[b] | **.07** |
| Diluted | **.68**[a] | **.07** | **(1.61)**[b] | **.07** |
| 2000 | | | | |
| Sales | $2,769,424 | $3,161,670 | $3,337,068 | $3,691,088 |
| Gross profit | 422,999 | 490,300 | 531,706 | 588,936 |
| Net income | 63,059 | 83,970 | 101,943 | 108,959 |
| Earnings per share | | | | |
| Basic | .66 | .87 | 1.05 | 1.12 |
| Diluted | .65 | .84 | 1.02 | 1.09 |

*(a) Net income includes an integration charge totaling $9,375,000 ($5,719,000 after taxes) associated with the acquisition of Wyle. Excluding this charge, net income would have been $77,398,000 or $.79 and $.74 per share on a basic and diluted basis, respectively.*

*(b) Gross profit and net loss include restructuring costs and other special charges totaling $97,475,000 and $227,622,000 ($145,079,000 after taxes), respectively. Excluding these charges, gross profit and net loss would have been $328,878,000 and $14,009,000, respectively, or $.14 per share on a basic and diluted basis.*

## Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Arrow Electronics, Inc.

We have audited the accompanying consolidated balance sheet of Arrow Electronics, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arrow Electronics, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 19, 2002

## Management's Responsibility for Financial Reporting

The consolidated financial statements of Arrow Electronics, Inc. have been prepared by management, which is responsible for their integrity and objectivity. These statements, prepared in accordance with generally accepted accounting principles, reflect our best use of judgment and estimates where appropriate. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

The company's system of internal controls is designed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded. In establishing the basis for reasonable assurance, management balances the costs of the internal controls with the benefits they provide. The system contains self-monitoring mechanisms, and compliance is tested through an extensive program of site visits and audits by the company's operating controls staff.

The audit committee of the board of directors, consisting entirely of independent directors, meets regularly with the company's management, operating controls staff, and independent auditors and reviews audit plans and results, as well as management's actions taken in discharging its responsibilities for accounting, financial reporting, and internal controls. Members of management, the operating controls staff, and the independent auditors have direct and confidential access to the audit committee at all times.

The company's independent auditors, Ernst & Young LLP, were engaged to audit the consolidated financial statements in accordance with auditing standards generally accepted in the United States. These standards include a study and evaluation of internal controls for the purpose of establishing a basis for reliance thereon relative to the scope of their audit of the consolidated financial statements.



Francis M. Scricco
President and Chief Executive Officer



Paul J. Reilly
Vice President and Chief Financial Officer

## Executive Offices
25 Hub Drive
Melville, New York 11747-3509

## Independent Auditors
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019-6018

## Transfer Agent and Registrar
Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660-2104

## Price Range of Common Stock
The company's common stock is listed on the New York Stock Exchange (trading symbol: "ARW"). The high and low sales prices during each quarter of 2001 and 2000 were as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| Fourth | **$30.71** | **$19.84** | $37.19 | $22.06 |
| Third | **29.50** | **18.00** | 39.88 | 30.38 |
| Second | **29.07** | **20.65** | 46.00 | 28.25 |
| First | **33.44** | **21.85** | 37.50 | 20.50 |

The company did not pay cash dividends on its common stock during 2001 or 2000. On March 1, 2002, there were approximately 3,000 shareholders of record of the company's common stock.

## Annual Meeting
The Annual Meeting of Shareholders will be held at 11:00 a.m. on May 23, 2002 at the offices of JPMorgan Chase, 270 Park Avenue, New York, New York. All shareholders are invited to attend.

## Form 10-K
A copy of the company's Form 10-K Annual Report, as filed with the Securities and Exchange Commission, may be obtained by writing to the Secretary of the company.

Arrow Electronics is an Equal Opportunity Employer.

**Board of Directors**

Stephen P. Kaufman Chairman, Arrow Electronics, Inc. Francis M. Scricco President and Chief Executive Officer, Arrow Electronics, Inc. John C. Waddell Vice Chairman, Arrow Electronics, Inc. Daniel W. Duval Retired; Former Chief Executive Officer, Robbins & Myers, Inc. Carlo Giersch Chairman of the Supervisory Board, Arrow Electronics Europe, and Chief Executive Officer, FLC GmbH John N. Hanson Chairman, President and Chief Executive Officer, Joy Global Inc. Roger King Chief Executive Officer, Sa Sa International Holdings Ltd. Robert E. Klatell Executive Vice President, Arrow Electronics, Inc. Karen Gordon Mills Managing Director, Solera Capital LLC Barry W. Perry Chairman and Chief Executive Officer, Engelhard Corporation Richard S. Rosenbloom David Sarnoff Professor of Business Administration, Emeritus, Harvard Business School

**Corporate Officers**

Francis M. Scricco* President and Chief Executive Officer Stephen P. Kaufman* Chairman Robert E. Klatell Executive Vice President Peter S. Brown Senior Vice President and General Counsel Steven W. Menefee Senior Vice President Betty Jane Scheihing* Senior Vice President Wayne Brody Vice President Germano Fanelli Vice President Harriet Green Vice President Thomas F. Hallam Vice President Michael J. Long Vice President Paul J. Reilly Vice President and Chief Financial Officer Jürgen Saalwächter Vice President Wesley S. Sagawa Vice President Jan M. Salsgiver Vice President Mark Settle Vice President and Chief Information Officer Albert G. Streber Vice President John Tam Vice President Ira M. Birns Treasurer

**Operating Group Officers**

Arrow Americas Components

Jan M. Salsgiver President Paul Buckley President, Arrow Contract Manufacturing Services Distribution Group David E. Hoffmann Vice President and Managing Director, Latin and South American Components Group Kenneth T. Lamneck President, Arrow/Richey Electronics Group Jamie P. McConaty President, Arrow/Wyle Communications and Arrow Semiconductor Groups James M. Rosenberg President, Arrow Alliance Group Eric Schuck President, Arrow/Zeus Electronics Group Albert G. Streber Senior Vice President, Arrow Supplier Services Group Vincent Vellucci President, Arrow/Bell Components Group

Arrow North American Computer Products

Michael J. Long President Joseph D. Burke Vice President and General Manager, Mid-Range Computing Group David A. Casillo Vice President, Supplier Services Group Michelle M. Kuplic Vice President and General Manager, Arrow/Wyle Computer Products Group Stephen Ramsland Vice President and General Manager, Gates/Arrow Distributing

Arrow Electronics Europe

Philippe Djeddah Vice President, European Marketing Germano Fanelli Managing Director, Southern Europe Brian P. McNally Managing Director, Northern Europe Robert Rospedzihowski Managing Director, European Alliance Jürgen Saalwächter Managing Director, Central Europe

Arrow Electronics Asia

Steven W. Menefee President John Tam President, Arrow Asia/Pacific

*Member, Office of the President



**ARROW ELECTRONICS, INC.**
25 HUB DRIVE
MELVILLE, NY 11747-3509
www.arrow.com